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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ----------------
                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
                         Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                               ----------------
                                Amendment No. 1

                         OMNIQUIP INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                          TELESCOPE ACQUISITION INC.
                                 TEXTRON INC.
                                   (Bidders)

                    Common Stock, par value $0.01 per share
             (And the associated Preferred Stock Purchase Rights)
                        (Title of Class of Securities)
                               ----------------
                                   681969101
                    (CUSIP Numbers of Class of Securities)
                               ----------------
                            Wayne W. Juchatz, Esq.
                 Executive Vice President and General Counsel
                                 Textron Inc.
                             40 Westminster Street
                             Providence, RI 02903
                           Telephone: (401) 457-7800
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                                   Copy to:
                            Richard A. Garvey, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York 10017
                           Telephone: (212) 455-2000


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          This Amendment No. 1 amends and supplements the Tender Offer
Statement on Schedule 14D-1 (as amended, the "Schedule 14D-1") filed on August 27, 1999 relating to the offer by Telescope Acquisition Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Textron Inc., a Delaware corporation ("Parent"), to purchase for cash all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of OmniQuip International, Inc., a Delaware corporation (the "Company"), including the associated stock purchase rights issued pursuant to the Rights Agreement, dated August 21, 1998, as amended, between the Company and First Chicago Trust Company of New York, as Rights Agent, at a purchase price of $21.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of August 27, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer").

          All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase.

Item 5.   Purpose of the Tender Offer and Plans or Proposals of the Bidder.

          Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

          The information in this Amendment No. 1 under Item 6 is incorporated herein by reference.

Item 6.   Interest in Securities of the Subject Company.

          Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:

          At 12:00 Midnight, New York City Time, on Friday, September 24, 1999, the Offer expired. Based on the information provided by the Depositary, approximately 93% of the outstanding Shares (which number includes 115,060 Shares subject to guarantee of delivery) were validly tendered and not properly withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and has notified the Depositary to promptly pay for, the tendered and accepted shares at the purchase price of $21.00 per Share in cash.

          Pursuant to the Merger Agreement, the Purchaser intends to merge itself with and into the Company in accordance with the Delaware General Corporation Law as promptly as practicable. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent and each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by the Parent, the Purchaser, the Company or any direct or indirect wholly owned subsidiary of the Parent or the Company, and Shares, if any, owned by

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stockholders who choose to dissent and demand appraisal of their Shares in accordance with the Delaware General Corporation Law) shall be canceled, extinguished and converted into the right to receive $21.00 per Share in cash, without interest thereon.

          The consummation of the Offer was publicly announced in a press release issued by the Parent on September 27, 1999 a copy of which is filed as Exhibit (a)(9) hereto and incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

          Item 11 is hereby amended and supplemented to add the following:

          (a)(9) Press Release issued by the Parent on September 27, 1999.


































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                                   SIGNATURE

          After due inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this Statement is true, complete and correct.


                                  TEXTRON INC.


                                  By:  /s/ Arnold M. Friedman
                                  ----------------------------------------
                                  Name: Arnold M. Friedman
                                  Title:  Vice President and Deputy General
                                          Counsel


                                  TELESCOPE ACQUISITION INC.


                                  By:  /s/ Bhikhaji Maneckji
                                  ----------------------------------------
                                  Name:  Bhikhaji Maneckji
                                  Title: Vice President

Date: September 27, 1999























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                                 EXHIBIT INDEX


Exhibit No.                       Description                       Page No.
-----------                       -----------                       ---------

(a)(9)        Press Release issued by the Parent
              on September 27, 1999 . . . . . . . . . . . . . . .









































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